Room 4561
						   June 16, 2006

Michael J. Fister
President and Chief Executive Officer
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, CA 95134

Re:	Cadence Design Systems, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2005
	Filed March 10, 2006
	Form 10-Q for the Quarterly Period Ended April 1, 2006
	Filed May 4, 2006
	File no. 1-10606

Dear Mr. Fister:

      We have reviewed your response letter dated May 17, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 63

1. We note your response to our previous comment no. 1 where you indicate "since the subscription license includes a right to access unspecified additional products that become available during the term of the license, Cadences applies paragraphs 48 and 49 of SOP 97-2, as such, the entire arrangement fee is recognized as revenue ratably over the term of the arrangement." Paragraphs 48 and 49 of SOP 97-2 allows for subscription accounting where a vendor agrees to deliver software currently and to deliver unspecified additional products in the future. It appears that your customers are receiving the right to remix additional product as opposed to the right to continue to use the previously delivered software in addition to the right to use the unspecified additional product. Therefore please explain further how the Company concluded that the remix rights included in contracts that allow for unspecified additional software product do not constitute exchange rights as contemplated by paragraphs 50 and 51 of
SOP 97-2.

2. We note your response to our previous comment no. 2. With regards to such information, please explain the following:
* Tell us when you deliver each of products that are subject to remix rights under your term license agreements. For instance, are all such products delivered at once upon the term license inception? If not, tell us how the timing of delivery impacts your revenue recognition.
* Your response indicates that the arrangements may limit the customer`s use at any time to any mix or combination of the products as long as the cumulative value of all products in use does not exceed "a value that was established at the outset of the arrangement." Tell us how you determine this value. Is the value established at the outset of the arrangement equal to the total license fee? If not, tell us how you met the requirements of TPA 5100.45 for these arrangements.

Note 16.  Income Taxes, page 102

3. We note your response to our previous comment no. 4 where you indicate that the Company has accrued a tax liability related to the proposed tax deficiency based on your best estimate, for each proposed adjustment, of what ultimately will be sustained upon the final resolution of the matter through future negotiations. Tell us how much of the $143 million tax deficiency has be accrued for and tell us where you have classified this accrual in your balance sheet
(i.e. current or long-term liabilities) and why. Also, tell us what consideration you gave to disclosing the amount accrued pursuant to paragraph 9 of SFAS 5.

4. You further indicate that the Company provides for tax liabilities on its Consolidated Balance Sheets unless it is probable that Cadence`s tax position will be sustained. Has the Company therefore determined it is probable that your tax position regarding transfer pricing arrangements will be sustained? Please explain your conclusions and its impact on your current tax provisions.



Form 10-Q for the Quarterly Period Ended April 1, 2006

Condensed Consolidated Statements of Operations, page 2

5. We note that the Company included stock-based compensation expense throughout the various cost and expenses during the three months ended, April 1, 2006. We further note that you included similar expenses in a single line item for the three months ended, April 2,
2005 with footnote disclosures indicating the individual line items impacted by such expense. While we understand that the 2005 expenses were calculated pursuant to APB 25 and SFAS 123 and the 2006 expenses were calculated pursuant to SFAS 123R, please explain how the Company determined that presenting such expenses differently in comparative financial statement disclosures is appropriate. Please note that pursuant to SAB 107, the Staff believes that companies should present expenses related to share-based payment arrangements in the same line or line items as cash compensation paid to the same employees. Please explain.

6. We note that the Company estimates the volatility of your common stock based on the implied volatility. Tell us what publicly traded options the Company looked to determine implied volatility. Also, tell us how you considered each of the factors in Question 4 of SAB
107 in determining that use of the implied volatility is appropriate.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. Michael J. Fister
Cadence Design Systems, Inc.
June 16, 2006
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